TATA

07024364

30th May 2007
BJ/SH-L2/182
082-03733

SEC MAIL PROCESSING
RECEIVED
JUN 11 2007
WASH, D.C. 199 SECTION

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

SEC MAIL PROCESSING
RECEIVED
[redacted]
WASH, D.C. 200 SECTION

Dear Sirs,

Financial Results

At the meeting of the Board of Directors of the Company held today, the Directors have taken on record the audited financial results for the financial year ended 31st March 2007. We send herewith a statement containing the audited financial results alongwith a copy of the Press Release issued by the Company.

At the said meeting, the Directors have recommended a dividend @ 95% (Rs.9.50 per share) to the shareholders for the year ended 31st March 2007.

The Annual General Meeting of the Company is scheduled to be held on Wednesday, 8th August 2007 at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.

Yours faithfully,
For The Tata Power Co. Ltd.

PROCESSED
JUN 15 2007
THOMSON FINANCIAL

(B J Shroff)
Vice-President & Company Secretary

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2007

Particulars	Nine months ended	Quarter ended		Year ended	
	31-Dec-06	31-Mar-07	31-Mar-06	31-Mar-07	31-Mar-06
	MUs	MUs	MUs	MUs	MUs
1. Generation	10,933	3,336	3,367	14,269	13,746
2. Sales	11,007	3,415	3,306	14,422	13,616
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. Revenue	3,767.92	1,171.34	1,200.69	4,939.26	4,571.05
Less: Rebate to consumers (Refer Note 4)	-	223.94	36.89	223.94	36.89
Net Revenue	3,767.92	947.40	1,163.80	4,715.32	4,534.16
4. Expenditure					
a) Staff Cost	153.95	37.95	46.71	191.90	170.26
b) Cost of Power Purchased	469.34	195.24	130.50	664.58	583.20
c) Cost of Fuel	2,138.62	570.29	636.53	2,708.91	2,396.51
d) Cost of components, materials and services in respect of contracts	56.61	25.30	46.55	81.91	215.13
e) Other expenditure	231.01	113.57	146.23	344.58	333.60
f) Total expenditure (4a to 4e)	3,049.53	942.35	1,006.52	3,991.88	3,698.70
5. Other Income	165.28	178.71	75.43	343.99	325.61
6. Interest and Finance Charges	142.25	47.25	41.98	189.50	165.28
7. Depreciation	222.60	69.32	73.40	291.92	278.34
8. Provision for Contingencies	-	-	(30.00)	-	(30.00)
9. Profit before tax (3-4+5-6-7-8)	**518.82**	**67.19**	**147.33**	**586.01**	**747.45**
10. Provision for Taxation (Refer Notes 7 and 8)					
Current Tax	(86.36)	(50.16)	16.34	(136.52)	157.44
Deferred Tax	(1.73)	23.58	(9.18)	21.85	(27.47)
Fringe Benefit Tax (Net)	2.84	1.04	1.35	3.88	6.94
11. Profit after tax (9-10)	604.07	92.73	138.82	696.80	610.54
12. Statutory Appropriations	-	22.83	35.29	22.83	35.29
13. Net Profit after tax and Statutory Appropriations (11-12)	**604.07**	**69.90**	**103.53**	**673.97**	**575.25**
14. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.92	197.92	197.92	197.92
15. Reserves including Statutory Reserves				5,259.42	4,782.30
16. Basic Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees)	30.49	3.53	5.23	34.02	29.03
17. Diluted Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees)	28.67	3.39	4.94	32.09	27.34
18. Aggregate of public shareholding					
No. of shares #	13,36,91,730			13,37,11,000	13,36,27,430
% of shareholding @	67.56			67.57	67.52
# Excludes no. of shares held by custodians of GDR	3,64,430			3,55,160	3,88,730
@ Excludes % of shareholding held by custodians of GDR	0.18			0.18	0.20
19. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)				9.50	8.50
Amount (Rs. in crores)				188.22	168.41

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 30th May, 2007.
2. Maharashtra Electricity Regulatory Commission (MERC) had issued an Order dated 3rd October, 2006 on the Annual Revenue Requirement (ARR) for the financial years 2004-05 and 2005-06 and the ARR and tariff petition for the financial year 2006-07. In the said Order, MERC has held, inter alia, that, (a) certain items recoverable from consumers but not billed (based on MERC tariff regulations/order) should be considered only in the year in which the billing takes place and (b) certain expenses claimed by the Company as deductible from Clear Profits are not deductible. As a consequence, MERC has determined that on comparison of the Clear Profit with the Reasonable Return there is a net deficit of Rs. 164.45 crores (including interest) for the years 2004-05 and 2005-06 (as against a surplus of Rs. 81.62 crores determined and accounted by the Company) and the Order requires that the above deficit should be adjusted against the balance available in certain statutory reserves and consumer benefit account aggregating to Rs. 226 crores. The Order also provides that the balance of Rs. 61.55 crores available in the statutory reserves and consumer benefit account after the above adjustment be utilised towards Annual Revenue Requirement for 2006-07.

   The Company had, filed an appeal dated 14th November, 2006 with MERC seeking review of the Order and MERC by its Order dated 22nd March, 2007 has disposed off the said review petition with certain observations and findings which have not been accepted by the Company. The Company is of the view, supported by legal opinion, that the aforesaid Tariff Order of MERC can be successfully challenged and has, therefore, filed an appeal dated 4th May, 2007 with the Hon'ble Appellate Tribunal for Electricity (ATE) and pending final outcome, no adjustments have been made in the accounts for the year ended 31st March, 2007.
3. Current tax for the quarter and year ended 31st March, 2007, is net of Rs. Nil (31st March, 2006 - Rs. 2.73 crores) and Rs. 187.84 crores (Rs. 181.74 crores relating to license area) (31st March, 2006 - 10.29 crores) respectively, being reversal of provisions made in earlier years, based on orders received during the year.
4. During the year, the Company has, based on the principles laid down, determined in respect of its license area operations, a net surplus (i.e. excess of aggregate gain over Return on Equity entitlement) of Rs. 242.29 crores arising mainly on account of reversal of provision for tax of Rs. 181.74 crores in respect of earlier years (Refer Note 3). Due to reversal of provisions for tax relating to earlier years which has been accounted as Rebate to consumers, the Profit before tax for the quarter and for the year is lower by Rs. 181.74 crores.

   In accordance with the regulations, Rs. 223.94 crores has been considered as a rebate in tariffs to be passed on to the consumers which has been reduced from revenue and accounted as a liability (Previous Year Rs. 36.89 crores); Rs. 20.60 crores appropriated to a Special Reserve and an aggregate net deficit of Rs. 2.25 crores absorbed by the Company. Further, any adjustments that may arise on annual performance review by MERC under the aforesaid tariff regulations, would be made after the completion of such review.

5. In respect of the Standby Charges dispute with Reliance Energy Ltd. (REL) for the periods from 1st April, 1999 to 31st March, 2004, the ATE has set aside the MERC Order dated 31st May, 2004 and directed the Company to refund to REL as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 31st March, 2007 the accumulated interest was Rs.117.56 crores (including interest of Rs.15.14 crores mentioned above) (Rs.31.62 crores for the year ended 31st March, 2007). On appeal, the Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which has been withdrawn by REL on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Advances". Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores and interest payable. The aggregate of Standby Charges credited in previous years and interest of Rs. 31 crores payable to MSEB, net of tax is estimated at Rs. 488.29 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to REL. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome.

6. In a matter pertaining to distribution rights, the ATE has passed an Order which is in appeal in the Hon'ble Supreme Court. The financial consequences of the ATE's Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and consequently, no provision is considered necessary.
7. Other Income for the quarter ended 31st March, 2007, includes Rs. 28.93 crores (31st March, 2006 - Rs. Nil) on account of Profit (net) on sale of Long Term Investments and Rs. Nil (31st March, 2006 - Rs. 22.43 crores) on account of profit on sale of its undertaking.
8. During the quarter, consequent to Minimum Alternate Tax (MAT) being applicable to the Company, tax provision for the year has been made by applying the provisions of Section 115JB of the Income-tax Act, 1961, resulting in reversal of tax provision made in earlier quarters amounting to Rs. 50.39 crores.
9. Consequent to the deferment of Accounting Standard 15 (AS)-15 (Revised 2005) on 'Employee Benefits', the Company has reversed the adjustments to General Reserve and charge for all employee benefits booked in accordance with the revised AS-15 in the first three quarters of FY07. This has resulted in charge for the quarter ended 31st March, 2007 being lower by Rs. 11.35 crores and PAT for the quarter being higher by Rs. 5.96 crores.
10. The number of investor complaints pending as on 1st January, 2007 were Nil, 4 complaints were received and disposed off during the quarter and no complaints remained unresolved as at the end of the quarter ended 31st March, 2007.
11. Previous period/year figures have been regrouped/reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

PRASAD R. MENON
Managing Director

Date: 30th May, 2007.

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Nine months ended	Quarter ended		Year ended	
	31-Dec-06	31-Mar-07	31-Mar-06	31-Mar-07	31-Mar-06
Segment Revenue					
Power Business	3,691.34	914.34	1,107.03	4,605.68	4,301.56
Others	76.93	33.97	56.99	110.90	236.89
Total Segment Revenue	3,768.27	948.31	1,164.02	4,716.58	4,538.45
Less: Inter segment revenue	0.35	0.91	0.22	1.26	4.29
Revenue	**3,767.92**	**947.40**	**1,163.80**	**4,715.32**	**4,534.16**
Segment Results (Profit before tax and interest from each segment)					
Power Business	531.89	(54.60)	143.38	477.29	634.90
Others	(17.09)	(0.02)	9.64	(17.11)	2.71
Total Segment Results	514.80	(54.62)	153.02	460.18	637.61
Less: Interest Expense	133.78	48.76	38.48	182.54	148.46
Add: Unallocable Income net of Unallocable Expense	137.80	170.57	32.79	308.37	258.30
Total Profit Before Tax	**518.82**	**67.19**	**147.33**	**586.01**	**747.45**
Capital Employed					
Power Business	4,276.85	4,680.81	3,797.07	4,680.81	3,797.07
Others	81.73	61.13	213.34	61.13	213.34
Total Capital Employed	**4,358.58**	**4,741.94**	**4,010.41**	**4,741.94**	**4,010.41**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS (CONSOLIDATED) FOR THE YEAR ENDED 31ST MARCH, 2007

Particulars	Year ended	
	31-Mar-07 Audited	31-Mar-06 Audited
	Rs. Crores	Rs. Crores
1. Revenue	6,757.26	5,721.82
Less: Rebate to consumers/income to be utilised in future tariff determination	279.99	81.54
Net Revenue	6,477.27	5,640.28
2. Expenditure		
a) Staff Cost	279.74	242.34
b) Cost of Power Purchased	1,807.86	1,340.70
c) Cost of Fuel	2,708.91	2,396.51
d) Cost of components, materials & services in respect of contracts	81.91	215.13
e) Other expenditure	507.76	441.72
f) Total expenditure (2a to 2e)	5,386.18	4,636.40
3. Other Income	267.07	298.20
4. Interest and Finance Charges	283.27	180.65
5. Depreciation/Amortisation	414.78	345.73
6. Provision for Contingencies	-	(30.00)
7. Profit before Minority Interest, Share of Associates and Provision for Taxation (1-2+3-4-5-6)	660.11	805.70
8. Provision for Taxation		
a) Current Tax	(115.43)	167.56
b) Deferred Tax	11.32	(7.32)
c) Fringe Benefit Tax	5.06	8.45
9. Net Profit after Tax before adjustments, share of Associates, Minority Interest and Statutory Appropriations (7-8)	759.16	637.01
10. Adjustment pursuant to scheme of arrangement	0.16	-
11. Share of (profit)/loss of Associates	(19.54)	(110.20)
12. Net Profit after Tax before Minority Interest and Statutory Appropriations (9-10-11)	778.54	747.21
13. Minority Interest	18.93	(0.19)
14. Net Profit before Statutory Appropriations (12-13)	759.61	747.40
15. Statutory Appropriations	22.83	35.29
16. Distributable Profit (14-15)	736.78	712.11
17. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.88	197.88
18. Reserves including Statutory Reserves	6,212.38	4,682.54
19. Earnings per Share (on Distributable Profits on shares outstanding) (In Rupees)		
Basic Earnings per share	37.19	35.95
Diluted Earnings per share	35.05	33.78

Notes :

1. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on :
   a) Consolidated Financial Statements (AS-21)
   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
   c) Financial Reporting of Interest in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Chemical Terminal Trombay Ltd.	100
Af-Taab Investment Co. Ltd.	100
Tata Power Trading Co.Ltd.	100
Power Links Transmission Ltd.	51
NELCO Ltd.	50.04
Tatanet Services Ltd. (83.33% Subsidiary of NELCO Ltd.)	83.33
Maithon Power Ltd.	74
Industrial Energy Ltd. (from 23rd February, 2007)	74
Associates :	
Panatone Finvest Ltd.	39.98
Tata BP Solar India Ltd.	49
Tata Ceramics Ltd.	40
Tata Projects Ltd.	47.78
Yashmun Engineers Ltd.	27.27
Vantech Investments Ltd.	50
Nelito Systems Ltd. (49.46% Associate of NELCO Ltd.)	49.46
Joint Ventures :	
North Delhi Power Ltd.	49

2. Other Income for the year ended 31st March, 2007 includes Profit on sale of Investment in Subsidiaries - Rs. Nil - (*31st March, 2006 - Rs. 119.81 crores*).
3. The above Consolidated Financial Results have been taken on record in the Board Meeting of date.

Date: 30th May, 2007.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

PRASAD R. MENON
Managing Director

TATA

TATA

immediate use **PRESS RELEASE**

Tata Power's Net Profit up by 14% at Rs.696.80 Crs Revenues up by 4% at Rs.4715 Crs, Steps up Dividend to 95%

- **PAT highest ever at Rs. 696.80 crores as against Rs. 610.54 crores**
- **Dividend highest ever recommended at Rs. 9.5 per share**
- **Annual Sales highest at 14,422 MUs (previous high at 13,616 MUs in FY06)**
- **Hydro Stations and Jojobera registered highest ever generation**
- **Unit 6 at Trombay sets benchmarks in continuous operations**
- **Acquisition of 30% stake in two coal companies owned by Bumi**
- **4000 MW Mundra Ultra Mega Power Project on fast track**
- **45 MW Wind farms commissioned at Khandke and Bramhanvel**

Mumbai, 30th May 2007: The Tata Power Company Limited, India's largest private power company, today announced its Annual Results for the financial year ended March 31st 2007.

FINANCIAL HIGHLIGHTS- FY07:

For the Financial Year ended March 31st 2007, Tata Power reported revenues at Rs 4715.32 crores as compared to Rs 4534.16 crores in the previous year. Profit After Tax (PAT) witnessed a growth of 14.13% at Rs. 696.80 crores as against Rs 610.54 crores for the previous year.

During the fourth quarter, Tata Power reported profits at Rs. 92.73 crores as compared to Rs. 138.82 crores over the corresponding quarter last year on revenues of Rs 947.40 crores and Rs. 1163.80 crores respectively. The Company has reversed tax provisions aggregating Rs. 181.74 crores arising out of favorable assessments/Tribunal Orders pertaining to Mumbai Licensed Area relating to previous years. This has been debited to revenue and consumers in the Mumbai Licensed Area will be given a share of this amount as may be decided by the Regulator. The impact of this credit will be incorporated by the Regulator in the future tariff order. But for this reversal of tax, the Profit Before Tax for the quarter and for the year would have been higher by Rs. 181.74 crores.

OPERATIONAL HIGHLIGHTS :

The Company reported 5.9% growth in its Annual Sales at 14,422 MUs in FY07 against 13,616 MUs. The 500 MW Unit-6 at Trombay Thermal Power Station achieved an all India record of continuous operation of 12,405 hrs. The Station completed 50 years of operation in December 2006. During the year, the station received a Golden Shield Award from the Ministry of Power for Best Performance for its Unit 6.
Hydro Stations of Tata Power registered the highest ever generation at 2138 MUs. This was aided by an exceptionally good water level in Tata Power's lakes post a good monsoon season, due to which the Company has been able to generate higher electricity from its hydro power plants, thus optimizing the balance between hydro and thermal generation and reducing the pressure of rising fuel costs on the consumers.

Commenting on the Company's performance, Mr. Prasad Menon, Managing Director, Tata Power said: "The Company has achieved significant milestones this fiscal through higher generation, sales and profitability due to continued focus on optimizing operational efficiencies. This has been achieved inspite of the rising operating costs. We continue to consolidate our power business through capacity expansion and foray into new markets. The Company aims to focus its efforts towards aggressive growth by tripling its generation capacity over the next five years, while setting industry benchmarks through enhanced efficiency."

GROWTH PLANS:

The Company is charting out aggressive growth plans for addition of 7000 MW of thermal generation capacity in the next five years along the West coast of India based on imported coal and around 3,000 MW of generation capacity based on domestic coal from coal producing states of Jharkhand, Chhattisgarh, and Orissa.

Acquisition of 30% stake in Coal Mines of Bumi Resources:

The Company had signed definitive agreements to purchase 30% equity stakes in two major Indonesian thermal coal producers, PT Kaltim Prima Coal ("KPC") and PT Arutmin Indonesia ("Arutmin") (together the "Coal Companies"), as well as related trading companies owned by PT Bumi Resources Tbk ("Bumi")for a consideration of USD 1.1 billion prior to working capital and other adjustments. The Company will partly finance the transaction with USD 600 million non-recourse debt to be raised by SPVs that have been set up in Mauritius and Cyprus for investing in the coal companies. In addition, the SPVs will raise USD 350 million debt which will be guaranteed by the Company. The balance fund requirement will come out of the Company's internal accruals as equity. The acquisition specifically addresses fuel requirements for Mundra UMPP, Trombay and the coastal power project in Maharashtra, and is complementary and supports the assumptions made in the bid for Mundra UMPP.

4000 MW, Mundra Ultra Mega Power Project on Fast Track:

Tata Power reinforced its commitment to accelerate the pace of the project by tying up schedules which would advance the completion of the project ahead of the bid stipulation.

The Company **acquired Coastal Gujarat Power Limited, a Special Purpose Vehicle** (SPV) formed for Mundra UMPP. Coastal Gujarat Power Limited has also signed Power Purchase Agreements (PPAs) with seven procurers (distribution licensees) for the sale of contracted capacity and supply of 4000 MW electricity to these licensees. It also nominated Gujarat Distribution Company as the lead procurer on behalf of all procurers.

The Company has also **signed contract for complete Boiler Island scope on EPC basis with Doosan** Heavy Industries & Construction Co. Ltd., Korea. In keeping with its pioneering spirit, Tata Power brings in the first 800 MW Unit to India, thereby ushering India into the era of 800 MW super-critical technology. The contract covers 45% of the total ordering that Tata Power has to do under this project.

PROJECTS UNDER IMPLEMENTATION:

Tata Power's **1050 MW Maithon Joint Venture Project**, **250 MW (Unit 8) expansion project** at Trombay and the **120 MW Haldia Met Coke** are progressing well and as per schedule.

2400 MW Coastal Maharashtra Project:

The Company is actively pursuing setting up mega power project in coastal Maharashtra, based on imported coal, to meet the long-term power requirements of Mumbai city, Maharashtra state and other neighbouring states. We are in discussion with Government of Maharashtra (GoM) for getting required assistance in land acquisition.The Maharashtra Pollution Control Board has issued its 'Consent to Establish' for the project. The clearance from the Ministry of Environment and Forests, New Delhi is awaited.

45 MW Wind farms commissioned at Khandke and Bramhanvel in Maharashtra :

The Company successfully commissioned additional wind power capacity of 37.6 MW at Khandke and 7.5 MW at Bramanvel in Maharashtra. The total cumulative of the wind farms will be 85.4 MW and is expected to be fully commissioned during the coming year. Asian Development Bank (ADB) and IREDA have agreed to finance Tata Power's 100 MW Wind Power project for an Indian rupee denominated loan of upto Rs 3.52 billion.

Captive Power Plants for Tata Steel:

TATA

immediate use **PRESS RELEASE**

Formation of Industrial Energy Limited (IEL):
The Company and Tata Steel have set up IEL as a joint venture. The Company will hold 74% of the equity capital and the balance will be held by Tata Steel. All new captive power projects to be developed for meeting power requirements of Tata Steel will be developed by IEL. As on date, IEL is developing the following projects:

- **Unit for Tata Steel Works, Jamshedpur** : The 120 MW power plant being constructed at Tata Steel Works in Jamshedpur is progressing as per schedule and targeted for commissioning in June, 2008. The power plant will utilize waste blast furnace and coke oven gases to generate power to meet the requirements of the expansion of the steel plant.
- Unit 5 at Jojobera: The order for 120 MW coal based Unit 5, main plant and equipment has been placed.

Issue of Shares and Warrants on Preferential Basis to Tata Sons Ltd.:
Considering the planned expansion projects of the Company, it is proposed to make a Preferential Issue of Equity Shares and Warrants to Tata Sons Limited in accordance with the applicable SEBI Guidelines. The Preferential Issue comprises of not exceeding 98,94,000 Equity Shares of Rs.10 each in FY 08 and not exceeding 1,03,89,000 Warrants with option to subscribe to 1 Equity Share of Rs.10 each per Warrant which option shall be exercisable after 1st April 2008 but not later than 18 moths from the date of issue of the Warrants. The Company expects to raise approx. Rs.1200 crores through this issue in FY 08 and FY 09.

OTHER BUSINESSES:
North Delhi Power Limited (NDPL) The Company's distribution joint venture NDPL posted a revenue of Rs. 2,052.20 crores during the year, a growth of 11.15% as compared to the previous year and a net profit of Rs. 185.65 crores during the year as compared to Rs.112.53 crores in the previous year. The Aggregated Technical and Commercial Losses (AT&C) have been brought down from 53.40% to 23.70 % in a period of 4 years and 9 months, as against the regulatory target of achieving 31.10% by the end of 5 years.

Powerlinks Transmission Limited (Powerlinks): Powerlinks, the first public-private joint venture in power transmission in India has commenced commercial operation during the year. With the commissioning of this line, four regions namely Northern, Eastern, North-Eastern and Western regions are now in synchronous mode. Powerlinks in its first year of operations has earned revenues of Rs. 135.01 crores and a Profit after Tax of Rs. 20.57 crores.

Tata Power Trading Company Limited (TPTCL):TPTCL traded 1,205 MUs during the year as compared to 675 MUs in the previous year, thereby resulting in an increase in its revenues by 191% to Rs. 603.76 crores from Rs. 207.76 crores in the previous year. The Profit after Tax also increased from Rs. 3.84 crores as against Rs.3.18 crores in the previous year. The operations have been expanded to cover the entire country including the North-Eastern states.

About Tata Power:
The Tata Power Company Limited is India's largest private sector power utility with an installed generation capacity of over 2300 MW. The company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all the segments of the power sector viz generation (thermal, hydro, solar and wind), transmission and distribution. The Company won the bid for the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) and has successful public-private partnerships in generation, transmission and distribution- North Delhi Power Limited with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro project in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1000 MW Mega Power Project.

For further information please contact:
Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 6665 8748; Email: shalinis@tpc.co.in

Ayesha/Rakesh Reddy
Vaishnavi Corporate Communications
Phone: 66568755/ 87 Fax: 56568788
Email:ayeshas@vccpl.com/ rakesh@vccpl.com

TATA

30th May 2007
BJ/SH-L2/ 181

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Security Code	Type of Security	Book Closure		Purpose
		From	To	
400 500400	Equity Shares	19th July 2007	8th August 2007	Payment of dividend, if declared at the Annual General Meeting of the Company to be held on 8th August 2007.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

END